Exhibit 99.1(b)

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

March 3, 2015

YPF Sociedad Anónima

Macacha Güemes 515

Ciudad Autonóma de Buenos Aires

Argentina

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved crude oil, condensate, natural gas liquids (NGL), gasoline, and natural gas reserves, as of December 31, 2014, of certain properties in which YPF Sociedad Anónima (YPF S.A.) has represented that it owns an interest. This evaluation was completed on March 3, 2015. The reserves for these properties are termed Packages 3a and 4a. YPF S.A. has represented that these properties account for 5 percent on a net equivalent barrel basis of YPF S.A.’s net proved reserves as of December 31, 2014, that the proved undeveloped reserves estimated in this report constitute approximately 1 percent of YPF S.A.’s proved undeveloped reserves, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by YPF S.A. that it represents to be YPF S.A.’s estimates of the net reserves, as of December 31, 2014, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by YPF S.A.

Reserves estimates included herein are expressed as net reserves as represented by YPF S.A. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2014. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by YPF S.A. after deducting all interests owned by others.

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Estimates of oil, condensate, NGL, gasoline, and natural gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with YPF S.A. personnel, from YPF S.A. files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by YPF S.A. with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of

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energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Oil and condensate reserves estimated herein are expressed in terms of 42 United States gallons per barrel. Condensate reserves are to be recovered by normal field separation.

Gas reserves reported herein are expressed as marketable-gas volumes, at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.696 pounds per square inch absolute (psia). Marketable gas is defined as the gas remaining after field separation and after deduction for flare, plant processing, and removal of inerts, but prior to deduction for fuel usage.

Gas quantities are identified by the type of reservoir from which the gas is to be produced. Nonassociated gas is gas at initial reservoir conditions with no crude oil present in the reservoir. Associated gas includes both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying crude oil zone. Solution gas is gas dissolved in crude oil at initial reservoir conditions. Gas quantities herein include associated and nonassociated gas reserves.

NGL and gasoline reserves estimated herein are defined as propane and butane fractions and pentane and heavier fractions, respectively, in order to be consistent with YPF S.A.’s internal reporting standards. NGL and gasoline reserves are products of gas plant processing and low temperature separation and are expressed in terms of 42 United States gallons per barrel.

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Definition of Reserves

Petroleum reserves estimated by YPF S.A. and by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by YPF S.A. and by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

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(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

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(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

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Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs, expressed in United States dollars (U.S.$):

Oil, Condensate, and Gasoline Prices

Based on information provided by YPF S.A., the government-regulated price of oil, condensate, and gasoline was U.S.$80.36 per barrel for the Austral, Noroeste, and Neuquina Basins, U.S.$67.73 per barrel for the Cuyana Basin and the Chubut Province in the Golfo San Jorge Basin, and U.S.$68.73 per barrel for the Santa Cruz Province in the Golfo San Jorge Basin. According to information provided by YPF S.A., the government-regulated prices will expire at year-end 2017. YPF S.A. has represented that, after such time, the oil, condensate, and gasoline prices provided by YPF S.A. will be based on a 12-month average West Texas Intermediate price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. YPF S.A. supplied differentials by field to a West Texas Intermediate reference price of U.S.$95.28 per barrel and the prices were held constant thereafter.

NGL Prices

YPF S.A. has represented that the initial NGL price was U.S.$19.25 per barrel and was to be held constant for the lives of the properties unless prices were defined by contractual arrangements. YPF S.A. has represented that this price was calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements.

Natural Gas Prices

YPF S.A. has represented that the natural gas prices were U.S.$4.26 per million British thermal units (MMBtu) for the San Jorge Basin, U.S.$4.27 per MMBtu for the Neuquina and Cuyana Basins, U.S.$4.23 per MMBtu for the Noroeste Basin, and U.S.$3.15 per MMBtu for the Austral Basin and were held constant thereafter. YPF S.A. has represented that these prices

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were calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by YPF S.A., were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2014, estimated oil and gas reserves.

YPF S.A. has represented that its estimated net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC. YPF S.A. has represented that its estimates of the net proved reserves attributable to these properties, which represent 5 percent of YPF S.A.’s reserves on a net

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equivalent barrel basis, are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by YPF S.A. Net Proved Reserves as of December 31, 2014
Classification Package Area	Oil (Mbbl)	Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)
Proved Developed
Package 3a
Lindero Atravesado	181.6	52.4	0.0	0.0	12,276.3	2,420.3
Señal Picada (NQN)	220.1	0.0	0.0	0.0	0.0	220.1
Señal Picada (RN)	14,472.8	0.0	0.0	0.0	1,433.8	14,728.2

Total Package 3a	14,874.5	52.4	0.0	0.0	13,710.1	17,368.6

Proved Developed
Package 4a
Canadon Yatel	5,500.8	151.3	0.0	0.0	33,702.3	11,654.3
Magallanes ENMA	433.3	0.0	0.0	0.0	6,075.0	1,515.2
Magallanes SC	4,189.0	0.0	0.0	0.0	139,415.4	29,018.1
Magallanes TF	304.4	0.0	0.0	0.0	10,199.1	2,120.8

Total Package 4a	10,427.5	151.3	0.0	0.0	189,391.8	44,308.4

Total Proved Developed	25,302.0	203.7	0.0	0.0	203,101.9	61,677.0

Note:	Gas is converted to oil equivalent using an energy equivalent factor of 5,615 cubic feet of gas per 1 barrel of oil equivalent.

	Estimated by YPF S.A. Net Proved Reserves as of December 31, 2014
Classification Package Area	Oil (Mbbl)	Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)
Proved Undeveloped
Package 3a
Lindero Atravesado	0.0	0.0	0.0	0.0	0.0	0.0
Señal Picada (NQN)	12.6	0.0	0.0	0.0	0.0	12.6
Señal Picada (RN)	1,044.1	0.0	0.0	0.0	102.4	1,062.3

Total Package 3a	1,056.7	0.0	0.0	0.0	102.4	1,074.9

Proved Undeveloped
Package 4a
Canadon Yatel	1,240.7	0.0	0.0	0.0	3,424.4	1,850.6
Magallanes ENMA	0.0	0.0	0.0	0.0	0.0	0.0
Magallanes SC	0.0	0.0	0.0	0.0	0.0	0.0
Magallanes TF	0.0	0.0	0.0	0.0	0.0	0.0

Total Package 4a	1,240.7	0.0	0.0	0.0	3,424.4	1,850.6

Total Proved Undeveloped	2,297.4	0.0	0.0	0.0	3,526.8	2,925.5

Note:	Gas is converted to oil equivalent using an energy equivalent factor of 5,615 cubic feet of gas per 1 barrel of oil equivalent.

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	Estimated by YPF S.A. Net Proved Reserves as of December 31, 2014
Classification Package Area	Oil (Mbbl)	Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)
Total Proved
Package 3a
Lindero Atravesado	181.6	52.4	0.0	0.0	12,276.3	2,420.3
Señal Picada (NQN)	232.7	0.0	0.0	0.0	0.0	232.7
Señal Picada (RN)	15,516.9	0.0	0.0	0.0	1,536.2	15,790.5

Total Package 3a	15,931.2	52.4	0.0	0.0	13,812.5	18,443.5

Total Proved
Package 4a
Canadon Yatel	6,741.5	151.3	0.0	0.0	37,126.7	13,504.9
Magallanes ENMA	433.3	0.0	0.0	0.0	6,075.0	1,515.2
Magallanes SC	4,189.0	0.0	0.0	0.0	139,415.4	29,018.1
Magallanes TF	304.4	0.0	0.0	0.0	10,199.1	2,120.8

Total Package 4a	11,668.2	151.3	0.0	0.0	192,816.2	46,159.0

Total Proved	27,599.4	203.7	0.0	0.0	206,628.7	64,602.5

Note:	Gas is converted to oil equivalent using an energy equivalent factor of 5,615 cubic feet of gas per 1 barrel of oil equivalent.

Our estimates of YPF S.A.’s net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2014
Classification Package Area	Oil (Mbbl)	Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)
Proved Developed
Package 3a
Lindero Atravesado	164.2	60.5	0.0	0.0	14,068.3	2,730.2
Señal Picada (NQN)	215.6	0.0	0.0	0.0	3.2	216.2
Señal Picada (RN)	13,435.8	0.0	0.0	0.0	1,384.7	13,682.4

Total Package 3a	13,815.6	60.5	0.0	0.0	15,456.2	16,628.8

Proved Developed
Package 4a
Canadon Yatel	5,427.3	157.2	0.0	0.0	30,777.5	11,065.8
Magallanes ENMA	438.6	0.0	0.0	0.0	6,234.5	1,548.9
Magallanes SC	2,884.9	0.0	0.0	0.0	136,087.3	27,121.3
Magallanes TF	429.3	0.0	0.0	0.0	9,567.3	2,133.2

Total Package 4a	9,180.1	157.2	0.0	0.0	182,666.6	41,869.2

Total Proved Developed	22,995.7	217.7	0.0	0.0	198,122.8	58,498.0

Note:	Gas is converted to oil equivalent using an energy equivalent factor of 5,615 cubic feet of gas per 1 barrel of oil equivalent.

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	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2014
Classification Package Area	Oil (Mbbl)	Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)
Proved Undeveloped
Package 3a
Lindero Atravesado	0.0	0.0	0.0	0.0	0.0	0.0
Señal Picada (NQN)	11.3	0.0	0.0	0.0	0.0	11.3
Señal Picada (RN)	1,409.5	0.0	0.0	0.0	371.2	1,475.6

Total Package 3a	1,420.8	0.0	0.0	0.0	371.2	1,486.9

Proved Undeveloped
Package 4a
Canadon Yatel	1,210.7	0.0	0.0	0.0	3,012.3	1,747.2
Magallanes ENMA	0.0	0.0	0.0	0.0	0.0	0.0
Magallanes SC	0.0	0.0	0.0	0.0	0.0	0.0
Magallanes TF	0.0	0.0	0.0	0.0	0.0	0.0

Total Package 4a	1,210.7	0.0	0.0	0.0	3,012.3	1,747.2

Total Proved Undeveloped	2,631.5	0.0	0.0	0.0	3,383.5	3,234.1

Note:	Gas is converted to oil equivalent using an energy equivalent factor of 5,615 cubic feet of gas per 1 barrel of oil equivalent.

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2014
Classification Package Area	Oil (Mbbl)	Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe)
Total Proved
Package 3a
Lindero Atravesado	164.2	60.5	0.0	0.0	14,068.3	2,730.2
Señal Picada (NQN)	226.9	0.0	0.0	0.0	3.2	227.5
Señal Picada (RN)	14,845.3	0.0	0.0	0.0	1,755.9	15,158.0

Total Package 3a	15,236.4	60.5	0.0	0.0	15,827.4	18,115.7

Total Proved
Package 4a
Canadon Yatel	6,638.0	157.2	0.0	0.0	33,789.8	12,813.0
Magallanes ENMA	438.6	0.0	0.0	0.0	6,234.5	1,548.9
Magallanes SC	2,884.9	0.0	0.0	0.0	136,087.3	27,121.3
Magallanes TF	429.3	0.0	0.0	0.0	9,567.3	2,133.2

Total Package 4a	10,390.8	157.2	0.0	0.0	185,678.9	43,616.4

Total Proved	25,627.2	217.7	0.0	0.0	201,506.3	61,732.1

Note:	Gas is converted to oil equivalent using an energy equivalent factor of 5,615 cubic feet of gas per 1 barrel of oil equivalent.

DeGolyer and MacNaughton

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year and (ii) the effective date of this report may not correspond to the end of YPF S.A.’s fiscal year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by YPF S.A., we have found differences, both positive and negative, resulting in an aggregate difference of 4.4 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by YPF S.A. on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in YPF S.A. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of YPF S.A. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ R. M. Shuck, P.E.
[SEAL]	R. M. Shuck, P.E.
Senior Vice President
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DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, R. M. Shuck, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to YPF S.A. dated March 3, 2015, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.	That I attended the University of Houston, and that I graduated with a Bachelor of Science degree in Chemical Engineering in the year 1977; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 37 years of experience in oil and gas reservoir studies and evaluations.

/s/ R. M. Shuck, P.E.
[SEAL]	R. M. Shuck, P.E.
Senior Vice President
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